FORM 51-102F3

Material Change Report

Item 1: Name and Address of Company

PLYMOUTH ROCK TECHNOLOGIES INC.
(Formerly Alexandra Capital Corp.)
300-2015 Burrard Street
Vancouver, BC V6J 3H4

Item 2: Date of Material Change

October 31, 2018

Item 3: News Release

October 31, 2018, at Vancouver, BC, Canada.

Item 4: Summary of Material Change

The Company has completed the acquisition of private Delaware corporation Plymouth Rock Technologies Inc., and has received shareholder approval for its change of business, change of name and symbol.

Item 5: Full Description of Material Change

See attached news release.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7: Omitted Information

None.

Item 8: Executive Officer

Vivian Katsuris
Secretary & Director
Tel: (604)729-2500

Item 9: Date of Report

October 31, 2018

PLYMOUTH ROCK TECHNOLOGIES INC.
(formerly Alexandra Capital Corp.)
2015 Burrard Street, Suite 300
Vancouver, B.C. V6J 3H4

October 31, 2018 **Trading Symbol: CSE: PRT**

PLYMOUTH ROCK COMPLETES ACQUISITION, CHANGE OF BUSINESS, CHANGE OF NAME AND SYMBOL

October 31, 2018 – Vancouver, B.C. – Plymouth Rock Technologies Inc. (formerly Alexandra Capital Corp.) ("the "**Company**" or "**PRT**") (**CSE:PRT**) is pleased to announce that the Company has received shareholder approval regarding its proposed change of business, change of name and symbol, as announced in its news releases dated June 21, 2018 and October 25, 2018. Full disclosure is provided in the Company's new listing statement that has been filed on the CSE's website, as well as at www.sedar.com.

The Company completed the acquisition of private Delaware corporation Plymouth Rock Technologies Inc. ("**Plymouth Rock USA**") in consideration of the issuance of 3,000,000 common shares of the Company to the four arm's-length shareholders of Plymouth Rock USA. The Company issued a finder's fee in the amount of 231,250 common shares of the Company to an arm's-length finder in connection with the acquisition of Plymouth Rock USA.

The Company will resume trading under its new name Plymouth Rock Technologies Inc. and new trading symbol 'PRT' on Thursday, November 1, 2018.

Mr. Dana Wheeler has been appointed as a director, President and CEO of the Company. Vivian Katsuris has resigned as President of the Company but remains as Secretary and a director.

Mr. Wheeler has extensive technology and detection industry experience with over thirty-five years of experience in radio frequency, microwave and millimeter-wave technologies and systems. He has a proven track record of successful start-ups, mergers and acquisitions. His past firms include: M/A-Com, Millitech, Lockheed Martin, Harmonix Corp (HXI), Terabeam, Proxim and Radio Physics Inc. (he was the founder). Mr. Wheeler is a graduate of the University of Massachusetts with a Bachelor of Science in Electrical Engineering Technology (BSEET).

Plymouth Rock (USA)

Plymouth Rock USA is focused on developing technologies related to remotely detecting assault firearms and suicide bombs concealed on the person or a carry bag. Plymouth Rock USA focuses on detection methods without the need for a checkpoint or the compliance of the suspect who is being screened. Plymouth Rock USA's planned technologies encompass the very latest radar technologies for quickly detecting, locating and identifying the presence of threats.

Plymouth Rock USA's core technologies include: (1) Wi-Fi radar techniques for threat detection screening in Wi-Fi enabled zones in buildings and places, such as airports, shopping malls, schools and sports venues ("**Wi-Ti**"); (2) A Millimetre Remote Imaging from Airborne Drone ("**MIRIAD**") Thermographic Inspection novel Antenna; and (3) compact microwave radar system shoe scanner.

ON BEHALF OF THE BOARD OF DIRECTORS

"Vivian Katsuris"

Vivian Katsuris
Secretary & Director

Investor Information:
Tasso Baras
+1-778-477-6990

(Not for dissemination in the United States of America)

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward-looking information reflects management's current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "predicts", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.